FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Issuer

New Pacific Metals Corp. (the "Issuer")

Suite 1750 - 1066 West Hastings Street

Vancouver, British Columbia

V6E 3X1

2. Date of Material Change

May 20, 2021.

3. News Release

The news release dated May 17, 2021 was disseminated via Cision newswire and subsequently filed on SEDAR.

4. Summary of Material Change

On May 17, 2021, the Issuer announced that the Issuer received approval to list its issued and outstanding common shares (the "Common Shares") on the NYSE American stock exchange (the "NYSE American").

5. Full Description of Material Change

Trading of the Common Shares on the NYSE American commenced under the symbol "NEWP" on Thursday, May 20, 2021. The Common Shares continued to trade on the OTCQX under the symbol "NUPMF" until the close of market on May 19, 2021.

New Pacific will continue to maintain the listing of its Common Shares on the Toronto Stock Exchange under the symbol "NUAG".

See attached news release dated May 17, 2021.

6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No information has been intentionally omitted from this form on the basis that it is confidential.

8. Executive Officer

The name and telephone number of the executive officer of the Issuer who is knowledgeable about the material change and this Report is:

Yong-Jae Kim

General Counsel and Corporate Secretary

(604) 633-1368

9. Date of Report

May 21, 2021.

NEWS RELEASE

Trading Symbol:  TSX: NUAG

 OTCQX: NUPMF

NEW PACIFIC METALS TO LIST ON THE NYSE AMERICAN
UNDER THE SYMBOL "NEWP"

VANCOUVER, BRITISH COLUMBIA - MAY 17, 2021: New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG; OTCQX: NUPMF) is pleased to announce that the Company has received approval to list its issued and outstanding common shares (the "Common Shares") on the NYSE American stock exchange (the "NYSE American").

Trading of the Common Shares on the NYSE American is expected to commence under the symbol "NEWP" on Thursday, May 20, 2021. The Common Shares will continue to trade on the OTCQX under the symbol "NUPMF" until the close of market on May 19, 2021.

Dr. Mark Cruise, CEO of New Pacific, said "We are pleased to announce our listing on the NYSE American, which represents another significant milestone on our path to becoming a premier Latin America focused precious metal explorer and developer.  We are confident that this listing will enhance the Company's visibility and liquidity as we work to expand our investor base and continue to advance our flag-ship Silver Sand Project to create shareholder value."

New Pacific will continue to maintain the listing of its Common Shares on the Toronto Stock Exchange under the symbol "NUAG".

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company, which owns the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA

VP, Investor Relations and Corporate Communications

New Pacific Metals Corp.

Phone: (604) 633-1368

U.S. & Canada toll-free: 1-877-631-0593

E-mail: info@newpacificmetals.com
www.newpacificmetals.com

To receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements with respect to the timing for listing of the Company's common shares on NYSE American, continued listing on the Toronto Stock Exchange, the withdrawal from the OTCQX, the Company's visibility and liquidity, the Company's shareholder base, development of the Silver Sand Project and its activities in Latin America.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: receipt of all regulatory approvals for listing of the Company's common shares on NYSE American; global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2020 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sed.gov.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia and the approval of the mining association agreement for the Silverstrike Project by AJAM; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.